Exhibit 2
Unaudited Condensed Consolidated Interim Financial Statements of WPP plc
Unaudited condensed consolidated interim income statement
for the six months ended 30 June 2026 and 2025

	Notes	Six months ended 30 June 2026		Six months ended 30 June 2025
		£m		£m
Revenue	2	6,373		6,663
Costs of services	3	(5,568)		(5,826)
Gross profit		805		837
General and administrative costs	3	(544)		(616)
Operating profit		261		221
Earnings from associates		14		17
Profit before interest and taxation		275		238
Finance and investment income		39		49
Finance costs		(174)		(178)
Revaluation and retranslation of financial instruments		(34)		(11)
Profit before taxation	2	106		98
Taxation		(69)		(28)
Profit for the period		37		70

Attributable to:
Equity holders of the parent		19		44
Non-controlling interests		18		26
		37		70

Earnings per share
Basic earnings per ordinary share	5	1.8	p	4.1	p
Diluted earnings per ordinary share	5	1.7	p	4.0	p

Note
The accompanying notes form an integral part of this unaudited condensed consolidated interim income statement.

WPP plc
Unaudited condensed consolidated interim statement of comprehensive income for the six months ended 30 June 2026 and 2025

	Six months ended 30 June 2026	Six months ended 30 June 2025
	£m	£m
Profit for the period	37	70
Items that may be reclassified subsequently to profit or loss:
Foreign exchange differences on translation of foreign operations	48	(359)
(Loss)/gain on net investment hedges	(13)	88
Cash flow hedges:
Fair value (loss)/gain arising on hedging instruments	(15)	19
Amounts reclassified to profit or loss	8	(46)
(Loss)/gain on costs of hedging	(3)	3
	25	(295)
Items that will not be reclassified subsequently to profit or loss:
Movements on equity investments held at fair value through other comprehensive income	14	(9)
	14	(9)

Other comprehensive income/(loss) for the period	39	(304)
Total comprehensive income/(loss) for the period	76	(234)

Attributable to:
Equity holders of the parent	57	(248)
Non-controlling interests	19	14
	76	(234)

Note
The accompanying notes form an integral part of this unaudited condensed consolidated interim statement of comprehensive income.

WPP plc
Unaudited condensed consolidated interim cash flow statement for the six months ended 30 June 2026 and 2025

	Notes	Six months ended 30 June 2026	Six months ended 30 June 2025
		£m	£m
Net cash outflow from operating activities[1]	6	(660)	(1,036)
Investing activities
Acquisitions[1]		(67)	(127)
Disposals of investments and subsidiaries		60	5
Purchases of property, plant and equipment		(34)	(42)
Purchases of intangible assets		(51)	(46)
Proceeds on disposal of property, plant and equipment		4	1
Net cash outflow from investing activities		(88)	(209)
Financing activities
Principal elements of lease payments		(117)	(120)
Cash consideration for purchase of non-controlling interests		(51)	(7)
Share repurchases and buybacks		(20)	(92)
Proceeds from borrowings		455	666
Repayment of borrowings		—	(418)
Net payment on borrowing related derivatives		(4)	(26)
Financing and share issue costs		(7)	—
Dividends paid to non-controlling interests in subsidiary undertakings		(34)	(26)
Net cash inflow/(outflow) from financing activities		222	(23)
Net decrease in cash and cash equivalents		(526)	(1,268)
Foreign exchange translation of cash and cash equivalents		(4)	(31)
Cash and cash equivalents at beginning of period, prior to restatement for IFRS 9 amendments		2,526	2,467
Adjustment on initial application of amendments to IFRS 9 on 1 January 2026	1	180
Cash and cash equivalents at beginning of period, restated for IFRS 9 amendments		2,706
Cash and cash equivalents at end of period	7	2,176	1,168

Note
The accompanying notes form an integral part of this unaudited condensed consolidated interim cash flow statement.
1Contingent consideration liability payments in excess of the amount determined at acquisition are recorded as operating activities.

WPP plc
Unaudited condensed consolidated interim balance sheet
as at 30 June 2026 and 31 December 2025

	Notes	30 June 2026	31 December 2025
		£m	£m
Non-current assets
Goodwill		7,044	6,946
Other intangible assets		746	734
Property, plant and equipment		676	724
Right-of-use assets		1,268	1,317
Interests in associates		197	231
Other investments		328	334
Deferred tax assets		304	292
Corporate income tax recoverable		70	55
Trade and other receivables		271	272
		10,904	10,905
Current assets
Corporate income tax recoverable		131	124
Trade and other receivables		7,184	7,279
Accrued income and unbilled media		2,993	3,073
Cash and cash equivalents	7	2,363	2,694
		12,671	13,170
Current liabilities
Trade and other payables		(12,580)	(13,409)
Corporate income tax payable		(180)	(221)
Lease liabilities		(228)	(223)
Borrowings	7	(1,479)	(822)
Provisions for liabilities and charges		(171)	(160)
		(14,638)	(14,835)
Net current liabilities		(1,967)	(1,665)

Non-current liabilities
Borrowings	7	(3,866)	(4,114)
Trade and other payables		(195)	(208)
Deferred tax liabilities		(148)	(146)
Employee benefit obligations		(127)	(128)
Provisions for liabilities and charges		(204)	(199)
Lease liabilities		(1,609)	(1,673)
		(6,149)	(6,468)
Net assets		2,788	2,772
Equity
Called-up share capital		109	109
Share premium account		579	579
Other reserves		(32)	(12)
Own shares		(190)	(188)
Retained earnings		2,136	2,052
Equity shareholders’ funds		2,602	2,540
Non-controlling interests		186	232
Total equity		2,788	2,772

Note
The accompanying notes form an integral part of this unaudited condensed consolidated interim balance sheet.

WPP plc
Unaudited condensed consolidated interim statement of changes in equity for the six months ended 30 June 2026 and 2025

	Called-up share capital	Share premium account	Other reserves	Own shares	Retained earnings[1]	Total equity shareholders’ funds	Non- controlling interests	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2025	109	579	151	(191)	2,827	3,475	259	3,734
Profit for the period	—	—	—	—	44	44	26	70
Other comprehensive loss	—	—	(282)	—	(10)	(292)	(12)	(304)
Total comprehensive (loss)/income	—	—	(282)	—	34	(248)	14	(234)
Dividends paid	—	—	—	—	—	—	(26)	(26)
Non-cash share-based incentive plans (including share options)	—	—	—	—	41	41	—	41
Tax on share-based payments	—	—	—	—	(1)	(1)	—	(1)
Net movement in own shares held by ESOP Trusts	—	—	—	(17)	(75)	(92)	—	(92)
Net movement of liabilities in respect of put options	—	—	(9)	—	—	(9)	—	(9)
Net movement in non-controlling interests[2]	—	—	—	—	(2)	(2)	(3)	(5)
Total transactions with owners	—	—	(9)	(17)	(37)	(63)	(29)	(92)

Balance at 30 June 2025	109	579	(140)	(208)	2,824	3,164	244	3,408

	Called-up share capital	Share premium account	Other reserves	Own shares	Retained earnings[1]	Total equity shareholders’ funds	Non- controlling interests	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2026	109	579	(12)	(188)	2,052	2,540	232	2,772
Profit for the period	—	—	—	—	19	19	18	37
Other comprehensive loss	—	—	24	—	14	38	1	39
Total comprehensive income	—	—	24	—	33	57	19	76
Dividends paid	—	—	—	—	—	—	(34)	(34)
Non-cash share-based incentive plans (including share options)	—	—	—	—	49	49	—	49
Net movement in own shares held by ESOP Trusts[3]	—	—	(51)	(2)	(17)	(70)	—	(70)
Net movement of liabilities in respect of put options	—	—	7	—	10	17	—	17
Net movement in non-controlling interests[2]	—	—	—	—	9	9	(31)	(22)
Total transactions with owners	—	—	(44)	(2)	51	5	(65)	(60)

Balance at 30 June 2026	109	579	(32)	(190)	2,136	2,602	186	2,788

Notes
The accompanying notes form an integral part of this unaudited condensed consolidated interim statement of changes in equity.

1Accumulated losses on existing equity investments held at fair value through other comprehensive income are £394 million at 30 June 2026 (31 December 2025: £408 million).
2Net movement in non-controlling interests represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions and derecognition of non-controlling interests on disposals of subsidiaries.
3 Net movement in own shares held by ESOP Trusts includes forward purchases of the WPP plc’s own shares.

Notes to the unaudited condensed consolidated interim financial statements
1. Basis of preparation

The unaudited condensed consolidated interim financial statements for the six months ended 30 June 2026 comply with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and with the accounting policies of WPP plc and its subsidiaries (the Group), which were set out in the fiscal year 2025 Form 20-F.

On 1 January 2026 the Group adopted the amendments to IFRS 9 ‘Financial Instruments’, applying the modified retrospective approach. The impact to the interim financial statements on transition was a £180 million increase to both cash and cash equivalents and trade and other payables, due to the application of settlement date accounting. No other significant changes have been made to the Group’s accounting policies in the period ended 30 June 2026.

The tax charge for the Group is calculated in accordance with IAS 34, by applying management’s best estimate of the effective tax rate (excluding discrete items) expected to apply to total annual earnings, to the profit before tax for the six months ended 30 June 2026. This is then adjusted for certain discrete items which occurred in the interim period.

The unaudited condensed consolidated interim financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies. The unaudited condensed consolidated interim financial statements for the six months to 30 June 2026 do not constitute statutory accounts. The statutory accounts for the year ended 31 December 2025, reported on by the Group’s auditor, have been delivered to the Jersey Registrar and received an unqualified auditors’ report.

Having considered the principal risks (as outlined in the fiscal year 2025 Form 20-F), the directors consider it appropriate to adopt the going concern basis of accounting in preparing these interim financial statements. In making this assessment, the directors have reviewed the results of latest cash flow forecasts and have considered the results of a reverse stress test to quantify the level of revenue less pass-through costs decline required to utilise all of the Group's liquidity headroom for at least a year from the date these interim financial statements are signed, taking into account debt maturities and cost mitigations. The likelihood of declines required to utilise all available headroom is considered remote. None of the Group's facilities have financial covenants.

The unaudited condensed consolidated interim financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as at 31 December 2025.
The presentation currency of the Group is pounds sterling and the unaudited condensed consolidated interim financial statements have been prepared on this basis. The unaudited condensed consolidated interim income statement for the six months ended 30 June 2026 is prepared using, among other currencies, average exchange rates of US$1.35 to the pound (period ended 2025: US$1.30) and €1.15 to the pound (period ended 2025: €1.19). The unaudited condensed consolidated interim balance sheet as at 30 June 2026 has been prepared using the exchange rates on that day of US$1.33 to the pound (31 December 2025: US$1.37) and €1.16 to the pound (31 December 2025: €1.17).

Notes to the unaudited condensed consolidated interim financial statements (continued)
2. Segmental analysis
In February 2026, the Group announced an update to its operating structure that resulted in changes during the second quarter of 2026 to the information reviewed by the Chief Operating Decision Maker, the Group’s Chief Executive Officer, to assess performance and allocate resources. The Group’s organisational structure now brings together its Media, Creative (including Enterprise Solutions) and Production operating units on a market, regional and global scale.

Previously, the Group had three reportable segments: Global Integrated Agencies, Public Relations and Specialist Agencies. As a result of these changes, the reassessment of the Group’s operating segments and aggregation of those operating segments for financial reporting purposes was performed in the second quarter of 2026, in accordance with IFRS 8 ‘Operating Segments’. Where certain quantitative and qualitative criteria are met, IFRS 8 permits the aggregation of operating segments into reportable segments for disclosure in the Group’s financial statements. In determining the Group’s reportable segment, which includes the aggregation of operating segments, the Directors considered the similar economic characteristics of the operating segments, their shared client bases, the similar nature of their products or services, their long-term margins and the Group’s increasingly integrated operating model, amongst other factors.

From half year 2026, the Group is organised into a single reportable segment – Global Integrated Agencies, which comprises the aggregation of the Group’s Media, Creative and Production businesses. The Group’s geographical areas have also been reorganised. Prior year comparatives have been restated to reflect these changes. Substantially all of the Group’s revenue arises from contracts with customers.

Reported contribution of the Global Integrated Agencies segment was as follows:

	Six Months Ended 30 June 2026	Six Months Ended 30 June 2025 (restated)[1]
	£m	£m
Revenue	6,373	6,663
Headline operating profit[2]	398	412

Adjusting items within IFRS operating profit[2]	(137)	(191)
Financing items[3]	(169)	(140)
Earnings from associates	14	17
Reported profit before taxation	106	98
Notes
1 Prior year comparatives have been restated to reflect the organisational changes outlined above.
2 A reconciliation from reported profit before taxation to headline operating profit is also provided in Note 11.
3 Financing items include finance and investment income, finance costs and revaluation and retranslation of financial instruments.

Notes to the unaudited condensed consolidated interim financial statements (continued)
2. Segmental analysis (continued)
Reported contributions by geographical area were as follows:

	Six Months Ended 30 June 2026	Six Months Ended 30 June 2025 (restated)[1]
	£m	£m
Revenue[2]
North America[3]	2,374	2,537
EMEA[4]	2,609	2,650
APAC	1,099	1,188
LATAM	291	288
	6,373	6,663
Revenue less pass-through costs[2,5]
North America[3]	1,792	1,966
EMEA[4]	1,965	2,037
APAC	701	744
LATAM	287	279

Headline operating profit[2,6]
North America[3]	241	281
EMEA[4]	117	92
APAC	27	26
LATAM	13	13
	398	412
Adjusting items within IFRS operating profit[6]	(137)	(191)
Financing items[7]	(169)	(140)
Earnings from associates	14	17
Reporting profit before tax	106	98
Notes
1 The Group’s geographical areas have been reorganised. Prior year comparatives have been restated to reflect these changes.
2 Interregional transactions have not been separately disclosed as they are not material.
3 North America includes the US, which has revenue of £2,255 million (2025: £2,387 million), revenue less pass-through costs of £1,694 million (2025: £1,852 million) and headline operating profit of £225 million (2025: £264 million).
4 EMEA includes the United Kingdom, which has revenue of £954 million (2025: £1,011 million), revenue less pass-through costs of £705 million (2025: £749 million) and headline operating profit of £66 million (2025: £47 million).
5 Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. See Note 3 for more details.
6 A reconciliation from reported profit before taxation to headline operating profit is also provided in Note 11.
7 Financing items include finance and investment income, finance costs and revaluation and retranslation of financial instruments.

Notes to the unaudited condensed consolidated interim financial statements (continued)
3. Costs of services and general and administrative costs
Costs of services and general and administrative costs include:

	Six Months Ended 30 June 2026	Six Months Ended 30 June 2025
	£m	£m
Staff costs[1]	3,469	3,685
Establishment costs	199	219
Media pass-through costs	1,306	1,279
Other costs of services and general and administrative costs[2]	1,138	1,259
	6,112	6,442
Notes
1 Additional staff costs of £51 million (2025: £4 million) are included within Restructuring costs below.
2 Other costs of services and general and administrative costs include £322 million (2025: £358 million) of other pass-through costs.

Other costs of services and general and administrative costs include the following significant items:

	Six Months Ended 30 June 2026	Six Months Ended 30 June 2025
	£m	£m
Goodwill impairment	—	116
Restructuring costs[1]	83	40
Notes
1 Prior year comparative has been re-presented to include Property-related restructuring costs excluding impairment, that was previously presented separately.
Goodwill impairment
In the six months ended 30 June 2026, no impairment charges have been recognised (2025: £116 million). Following the changes to the Group’s operating structure described in Note 2, from the second quarter of 2026 goodwill is monitored by management at the level of WPP Media, WPP Production and WPP Creative.
Restructuring costs
Charges of £83 million (2025: £40 million) include £59 million relating to Elevate28 and £24 million relating to historical restructuring programmes (2025: £40 million).

4. Ordinary dividends

The Board has recommended an interim dividend of 7.5p (2025: 7.5p) per ordinary share. This is expected to be paid on 2 November 2026 to shareholders on the register at 9 October 2026. The Board recommended a final dividend of 7.5p per ordinary share in respect of 2025. This was paid on 3 July 2026.

5. Earnings per share ("EPS")
Basic EPS

The calculation of basic EPS is as follows:

	Six Months Ended 30 June 2026	Six Months Ended 30 June 2025
Profit for the period attributable to equity holders of the parent (£ million)	19	44
Weighted average number of shares used in basic EPS calculation (million)	1,077	1,077
Basic EPS	1.8p	4.1p

Notes to the unaudited condensed consolidated interim financial statements (continued)
Diluted EPS

The calculation of diluted EPS is as follows:

	Six Months Ended 30 June 2026	Six Months Ended 30 June 2025
Profit for the period attributable to equity holders of the parent (£ million)	19	44
Weighted average number of shares used in diluted EPS calculation (million)	1,098	1,093
Diluted EPS	1.7p	4.0p

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	Six Months Ended 30 June 2026	Six Months Ended 30 June 2025
	£m	£m
Weighted average number of shares used in basic EPS calculation	1,077	1,077
Other potentially issuable shares	21	16
Weighted average number of shares used in diluted EPS calculation	1,098	1,093
At 30 June 2026 there were 1,091,394,251 (30 June 2025: 1,091,394,251) ordinary shares in issue, including 12,591,893 treasury shares (30 June 2025: 12,591,893).

Notes to the unaudited condensed consolidated interim financial statements (continued)
6. Analysis of cash flows
The following table analyses the net cash outflow from operating activities presented within the cash flow statement:
Net cash outflow from operating activities:

	Six Months Ended 30 June 2026	Six Months Ended 30 June 2025
	£m	£m
Profit for the period	37	70
Taxation	69	28
Revaluation and retranslation of financial instruments	34	11
Finance costs	174	178
Finance and investment income	(39)	(49)
Earnings from associates	(14)	(17)
Operating profit	261	221
Adjustments for:
Non-cash share-based incentive plans (including share options)	49	41
Depreciation of property, plant and equipment	66	82
Depreciation of right-of-use assets	98	101
Goodwill impairment	—	116
Impairment of investments in associates	2	—
Property-related impairment charges	22	5
Amortisation and impairment of acquired intangible assets	26	32
Amortisation of other intangible assets	24	20
Losses/(gains) on disposal of investments and subsidiaries	4	(2)
Operating cash flow before movements in working capital and provisions	552	616
Working capital outflow[1]	(1,001)	(1,333)
Increase/(decrease) in provisions	14	(15)
Cash used by operations	(435)	(732)
Corporation and overseas tax paid	(120)	(168)
Interest paid on lease liabilities	(47)	(50)
Other interest and similar charges paid	(129)	(117)
Interest received	44	24
Investment income	6	5
Dividends from associates	26	15
Contingent consideration liability payments recognised in operating activities[2]	(5)	(13)
Net cash outflow from operating activities	(660)	(1,036)
Notes
1 Prior year comparatives have been re-presented to reflect the aggregate working capital outflow, comprising trade receivables and accrued income, trade payables, other receivables and other payables.
2 Contingent consideration liability payments in excess of the amount determined at acquisition are recorded as operating activities.

7. Cash and cash equivalents and total borrowings

	30 June 2026	31 December 2025
	£m	£m
Cash and cash equivalents as presented in the consolidated balance sheet	2,363	2,694
Bank overdrafts	(187)	(168)
Cash and cash equivalents as presented in the consolidated cash flow statement	2,176	2,526
Borrowings due within one year (excluding bank overdrafts)	(1,292)	(654)
Borrowings due after one year	(3,866)	(4,114)
Total borrowings (excluding bank overdrafts)	(5,158)	(4,768)
The Group estimates that the fair value of corporate bonds is £4,937 million at 30 June 2026 (31 December 2025: £4,595 million). In March 2026, WPP issued US$600 million of 6.5% senior notes, maturing in March 2036.

Notes to the unaudited condensed consolidated interim financial statements (continued)
8. Financial Instruments - fair value

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable, or based on observable inputs:

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
30 June 2026
Derivatives in designated hedge relationships
Derivative assets	—	60	—	60
Derivative liabilities	—	(10)	—	(10)
Held at fair value through profit or loss
Money market funds	432	—	—	432
Other investments	97	—	172	269
Derivative assets	—	2	—	2
Derivative liabilities	—	(5)	—	(5)
Contingent consideration liabilities	—	(19)	(46)	(65)
Held at fair value through other comprehensive income
Trade and other receivables	—	496	—	496
Other investments	—	—	59	59
The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of available information from outside sources.

For all level 3 fair value measurements, a change to one or more of these unobservable inputs to reflect a reasonably possible alternative assumption would not result in a significant change to the fair value.

Reconciliation of level 3 fair value measurements:

	Contingent consideration liabilities	Other investments
	£m	£m
January 1, 2026	(39)	235
Losses recognised in the income statement	(11)	(21)
Gains recognised in other comprehensive income	—	14
Exchange adjustments	(1)	3
Additions	—	3
Disposals	—	(3)
Settlements	5	—
30 June 2026	(46)	231

Notes to the unaudited condensed consolidated interim financial statements (continued)
9. Acquisitions

Acquisition of Barrows

On 6 January 2026, WPP acquired 100% of the issued shares of Barrows North America Inc. (“Barrows”) from an associate of the Group, Retail Capital Holdings Ltd (“RCH”), for net consideration of £57 million, paid in January 2026. The goodwill recognised on acquisition was £52 million, which is attributable to anticipated synergies and will not be deductible for tax purposes. The Group continues to hold a 35% investment in RCH, and in January 2026, WPP received a special dividend of £19 million from RCH following the Barrows transaction.

10. Related party transactions

The Group enters into transactions with its associate undertakings. In the six months ended 30 June 2026, revenue of £70 million (2025: £73 million) was recognised in relation to Compas, an associate in the USA.

The following amounts were outstanding at 30 June 2026 and 31 December 2025.

	30 June 2026	31 December 2025
	£m	£m
Amounts owed by related parties	65	105
Amounts owed to related parties	(171)	(126)

There are no material provisions for doubtful debts relating to these balances and no material expense has been recognised in the income statement in relation to bad or doubtful debts for the period ended 30 June 2026.

11. Reconciliation of profit before taxation to headline operating profit

	Six Months Ended 30 June 2026	Six Months Ended 30 June 2025
	£m	£m
Profit before taxation	106	98
Finance and investment income	(39)	(49)
Finance costs	174	178
Revaluation and retranslation of financial instruments	34	11
Profit before interest and taxation	275	238
Earnings from associates	(14)	(17)
Operating profit	261	221
Goodwill impairment	—	116
Impairment of investments in associates	2	—
Property-related impairment charges	22	5
Amortisation and impairment of acquired intangible assets	26	32
Restructuring costs[1]	83	40
Losses/(gains) on disposal of investments and subsidiaries	4	(2)
Headline operating profit	398	412
Notes
1 Prior year comparative has been re-presented to include Property-related restructuring costs excluding impairment, that was previously presented separately.

12. Events after the reporting period

There were no events after the reporting period that require disclosure.